UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building
Singapore 048693
(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement

On April 6, 2023, Lion Group Holding Ltd. (the “Company”), through itself or its designated entity (the “Buyer”), entered into an asset acquisition agreement (the “Agreement”) with Hangzhou Lanlian Technology Co., Ltd. (the “Seller”), to acquire various software systems (the “Assets”). The acquisition will close by March 31, 2024 upon which the Seller shall convey and deliver to the Buyer, and the Buyer shall purchase and accept from the Seller, the Assets. The aggregate purchase price for the Assets was approximately $7,850,000 and will be funded using the cash on hand.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the form thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Asset Acquisition Agreement dated April 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2023

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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